<u>**FOR IMMEDIATE RELEASE**</u>

VIEX Capital Advisors announces Nomination of Five Highly Qualified and Independent Directors including two existing Quantum Directors for election to the upcoming annual meeting

VIEX Nominees are ALL highly accomplished, independent and seasoned directors

VIEX believes a reconstituted Board is necessary to address long term governance issues and improve operating performance and to unlock strategic value

VIEX highlights Quantum's failure to hold the 2016 Annual Meeting as a device to perpetuate the status quo for 19 months and deny shareholders the opportunity to replace them in complete violation of the trust shareholders placed in them

VIEX has sought repeatedly to avoid a proxy contest but the Legacy Directors insist on the unilateral right to select any replacements

NEW YORK, NY--(PR NEWSWIRE)—February 6, 2017 - VIEX Capital Advisors ("VIEX"), the largest shareholder of Quantum Corporation (NYSE: QTM), today issued a statement regarding its nomination of five highly qualified and independent directors, including two incumbent directors who have elected to run on VIEX's slate because they believe that is the best way to achieve the change that is required, for election to the Company's upcoming annual meeting scheduled for March 31, 2017. In particular, VIEX has significant concerns with four long-serving members of the Board, Paul R. Auvil III, David A. Krall, Gregg J. Powers and David E. Roberson (collectively, the "Legacy Directors"), who it believes have overseen the lion's share of the Company's recent failings.

Eric Singer, the managing member of VIEX stated, "As shareholders are all too aware, the Legacy Directors have established a record over four years of threatened proxy contests and intense opposition from a succession of its largest shareholders. Yet rather than working with shareholders to improve performance, their focus has seemingly been on maintaining the status quo. And the consequences have been devastating—the Company's stock price has declined by greater than 60% on average when measured by when each of the Legacy Directors first joined the board[1]. This dismal stock price decline has gone hand-in-hand with poor operating performance, a series of missed strategic opportunities and a consistent failure to deliver results."

Mr. Singer continued, "For the better part of this past year, VIEX has attempted to work out a deal with the Company in an effort to avoid a proxy contest. We have endeavored to engage in

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1.Until February 3, 2017

a constructive dialogue around Board reconstitution, proposing a variety of settlement scenarios with one underlying condition—that new independent directors, unaffiliated with any party, are added to the Board and no more than three Legacy Directors continue. The Board rejected every long-term settlement we proposed. They refused to consider any scenario where they would not be allowed to unilaterally nominate any successors, <u>not subject to shareholder approval</u>. Even now, having belatedly acknowledged the imperative for Board reconstitution, the only solution the Legacy directors offer to shareholders is that they unilaterally select one or two replacements *after the conclusion of the annual meeting*—thereby ensuring that shareholders have no say in electing a significant portion of the Board. In our opinion, these actions put in bold relief their true insular nature and failure to commit to good corporate governance and is arguably one of the underlying reasons for the Company's long-term underperformance."

Mr. Singer concluded, "There is one silver lining to the interminable destruction of value under a Legacy Director dominated Board. Despite having thus far successfully perpetuated the status quo—*no election of directors in 19 months!*—the Company is now compelled by NYSE rules to call a shareholder meeting for a reverse stock split to avoid a delisting. VIEX has nominated a slate of five highly qualified and independent director candidates for election. We have chosen five individuals who we believe have the qualifications and commitment to manage the Company effectively—three new Directors and two incumbent Directors who have elected to run on VIEX's slate because they believe that is the best way to achieve the change that is required. VIEX believes that this slate of Directors has the requisite understanding of the Company, the industry in which the Company operates, and the commitment to responsible corporate governance to restore effective management at the Company. We look forward to shareholders finally being able to retake control of their Company by electing new highly-qualified independent directors who we are confident will work to restore responsible corporate governance and respect shareholder accountability."

VIEX's nominees are:

Mark Bonney. Mr. Bonney has successfully managed turnarounds in several technology companies in the United States and abroad over the past 30 years. He has significant management, operations and financial experience as a senior executive of middle market, high technology companies in the United States and globally. He is a member of the Board of Directors, President and Chief Executive Officer of MRV Communications, Inc. (NASDAQ: MRVC), a global supplier of packet and optical solutions that power the world's largest networks. Previously, Mr. Bonney served as the President and Chief Executive Officer of On Board Advisors, LLC, a strategic and financial advisory firm. He has served on the boards of American Bank Note Holographics, Inc., Axsys Technologies, Inc., and Sigma Designs. Mr. Bonney is also currently a member of the Board of Directors of Zix Corporation, where he has served since January 2013.

Dale L. Fuller. Mr. Fuller has extensive experience in the technology industry both as an executive officer and a director of private and publicly traded technology companies. Mr. Fuller is intimately familiar with the Company, as he has served a member of the Company's Board since September 2014. Mr. Fuller has also served as Chairman of the Supervisory Board of AVG Technologies N.V. (NYSE: AVG) ("AVG"), a global leader in mobile security, PC optimization, Internet security, and privacy software, since November 2009. He joined AVG's Board of Directors in October 2008. Previously, Mr. Fuller served as President and Chief Executive Officer of MokaFive (n/k/a moka5, Inc.), a venture-backed private company, from 2008 to January 2013. Mr. Fuller also previously served on the Board of Directors of Zoran Corporation, a multinational digital technology company, from March 2011 until its merger with CSR plc in August 2011, and as Chairman of the Board of Directors of Webgistix Corporation, a global leader in e-commerce fulfillment, from October 2008 through January 2013. Mr. Fuller also previously served on the Boards of Directors of Guidance Software, Inc., Krugle, Inc., Quest Aircraft Company, LLC and McAfee, Inc. ("McAfee"). In addition, Mr. Fuller served as interim President and CEO of McAfee, from October 2006 through March 2007. Prior to joining McAfee, he was President and CEO of Borland Software Corporation, from 1999 until 2005. Mr. Fuller is also currently serving as Chairman of the Board of Directors of MobiSocial, Inc., a Stanford-based technology startup, where he has served since January 2013.

John Mutch. Mr. Mutch is a seasoned operating executive and investor in the technology industry with over 30 years of public and private company operating and investing experience with a long, sustained track record of creating shareholder value and extensive executive management experience. He serves as the managing partner of MV Advisors LLC, a strategic block investment firm which provides focused investment and strategic guidance to small and mid-cap technology companies. Previously, Mr. Mutch served as the President, CEO and Chairman of the Board of BeyondTrust Software, a privately held security software company. He also served as President and CEO of both Peregrine Systems and HNC Software, an enterprise analytics software provider. Mr. Mutch currently serves as a member of the Board of Directors of Agilysys, Inc. (NASDAQ: AGYS), and as the Chairman of the Board of Aviat Networks and previously served on the boards of Phoenix Technology, Adaptec Inc., Edgar Online, Aspyra, Overland Storage and Brio Software.

Clifford Press. Mr. Press is an experienced governance oriented investor, who has served on the Boards of Directors of numerous public companies in the course of his career. Mr. Press has extensive knowledge of the Company, as he has served on the Company's Board since April 2016. Mr. Press also currently serves as a director of Drive Shack, Inc (NYSE: DS), a golf and leisure company and Stewart Information Services Corporation (NYSE: STC), a global real estate services company. In 1986, he co-founded the investment company Hyde Park Holdings, which engaged in a number of investment and acquisition activities from its founding through March 2003. In 2005, Mr. Press formed Oliver Press Partners, an investment advisory firm, in partnership with Gus Oliver. Additionally, from December 2011 to February 2013, Mr. Press served as a director of SeaBright Holdings, Inc. (formerly NYSE: SBX), a holding company whose wholly-owned subsidiary, SeaBright Insurance Company, operates as a specialty provider of multijurisdictional workers' compensation insurance. From 2001 to June 2011, Mr. Press served as a director of GM Network Ltd., a private holding company providing Internet-based digital currency services.

Raghavendra Rau. Mr. Rau is an accomplished global executive who has led transformative change in the technology and software industries. He has extensive experience in the technology industry, significant public company board experience and executive level management experience. He served as the Chief Executive Officer of SeaChange International Inc. (NASDAQ: SEAC), a manufacturer of digital video systems and provider of related services to media companies worldwide, and also on its Board of Directors. He currently serves as a member of the Board of Directors of Rovi Corporation (NASDAQ: ROVI), a creator of personalized and data-driven entertainment. Previously, Mr. Rau served on the Board of Directors of Aviat Networks, Inc. and Microtune, Inc. Mr. Rau is a former Chairman of the QuEST Forum, a collaboration of service providers and suppliers dedicated to telecom supply chain quality and performance, and was a director of the Center for Telecom Management at the University of Southern California.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

VIEX Opportunities Fund, LP – Series One ("Series One") together with the other participants named herein (collectively, "Viex"), has filed a preliminary proxy statement and an accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of director nominees at the upcoming annual general meeting of stockholders of Quantum Corporation (the "Company") scheduled for March 31, 2017.

VIEX STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be VIEX Opportunities Fund, LP – Series One, VIEX Opportunities Fund, LP – Series Two ("Series Two"), VIEX Special Opportunities Fund III, LP ("VSO III"), VIEX GP, LLC ("VIEX GP"), VIEX Special Opportunities GP III, LLC ("VSO GP III"), VIEX Capital Advisors, LLC ("VIEX Capital"; and collectively with Series One, Series Two, VSO III, VIEX GP and VSO GP III, the "VIEX Entities"), Eric Singer, Mark Bonney, Dale L. Fuller, John Mutch, Clifford Press and Raghu Rau (collectively with the VIEX Entities, the "Participants").

As of the date hereof, Series One may be deemed to beneficially own 7,407,865 shares of Common Stock, including 1,000 shares held in record name. As of the date hereof, Series Two may be deemed to beneficially own 1,413,191 shares of Common Stock. As of the date hereof VSO III may be deemed to beneficially own 20,710,666 shares of Common Stock. VIEX GP, as the general partner of Series One and Series Two, may be deemed to beneficially own the 8,821,056 shares of Common Stock owned in the aggregate by Series One and Series Two. VSO GP III, as the general partner of VSO III, may be deemed to beneficially own the 20,710,666 shares of Common Stock owned by VSO III. VIEX Capital, as the investment manager of Series One, Series Two and VSO III, may be deemed the beneficial owner of 29,531,722 shares of Common Stock owned in the aggregate by Series One, Series Two and VSO III.

Mr. Singer, as the managing member of VIEX GP and VIEX Capital may be deemed the beneficial owner of 29,531,722 shares of Common Stock owned in the aggregate by Series One, Series Two and VSO III. As of the date hereof, Mr. Fuller may be deemed to beneficially own 233,890 shares of Common Stock, including 36,348 restricted stock units that vest within 60 days of the date hereof. As of the date hereof, Mr. Press may be deemed to beneficially own 62,500 shares underlying restricted stock units that vest within sixty 60 days of the date hereof. As of the date hereof, none of Messrs. Bonney, Mutch or Rau beneficially owns any shares of Common Stock.

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